COMMENTS RECEIVED ON 03/19/2019

FROM EDWARD BARTZ

FIDELITY ABERDEEN STREET TRUST (File Nos. 033-43529 and 811-06440)

Fidelity Freedom Index Income Fund, Fidelity Freedom Index 2005 Fund, Fidelity Freedom Index 2010 Fund, Fidelity Freedom Index 2015 Fund, Fidelity Freedom Index 2020 Fund, Fidelity Freedom Index 2025 Fund, Fidelity Freedom Index 2030 Fund, Fidelity Freedom Index 2035 Fund, Fidelity Freedom Index 2040 Fund, Fidelity Freedom Index 2045 Fund, Fidelity Freedom Index 2050 Fund, Fidelity Freedom Index 2055 Fund, Fidelity Freedom Index 2060 Fund, Fidelity Freedom Index 2065 Fund

POST-EFFECTIVE AMENDMENT NO. 121

1.

All Funds

C:

The Staff requests that we explain why the exchange of shares among underlying funds of the Freedom Index Funds does not require a merger or proxy filing on Form N-14.

R:

The change in underlying funds will occur through in-kind redemptions and purchases, consistent with current practice. The Freedom Index Funds will redeem in-kind their shares of the existing underlying funds that charge management fees and use these securities to purchase in-kind shares of new “Series” funds that do not charge management fees. The existing underlying funds will continue to be offered to the public and are not merging in the new Series funds. Accordingly, the transactions do not require a filing on Form N-14.

2.

All Funds

C:

The Staff requests that we explain what the “non-Series” funds are in the description of the underlying funds.

R:

The Freedom Index Funds currently invest in “Series” and “non-Series” funds. Underlying funds that include “Series” in their name have a zero management fee and are offered only to certain other Fidelity funds and Fidelity managed 529 plans, while the “non-Series” underlying funds charge a management fee and are also generally offered to retail investors.

3.

All Funds

C:

The Staff requests that FMR Co., Inc. represent that it meets the representations provided in the American Century Investment Management, Inc. (“ACI”) no-action relief addressing concerns underlying the shareholder approval requirement of Section 15 of the 1940 Act.

R:

FMR Co., Inc. represents that it can meet the following representations delineated in the ACI no-action relief:

•         The new Freedom Index Fund fees will serve to annually cap the management fees payable by shareholders of the Freedom Index Funds at or below the fees that would have been collected under the current fee structure;

•         FMR Co., Inc. will not reduce or modify in any way the nature and level of its services with respect to the Freedom Index Funds;

•         The management contracts of each of the Freedom Index Funds will be amended in accordance with the provisions of Section 15 of the 1940 Act, other than the shareholder approval requirement, to reflect the reallocation; and

•         The Freedom Index Funds will provide appropriate notice about the amendments to their existing and prospective shareholders.

COMMENTS RECEIVED ON 04/30/2019

FROM EDWARD BARTZ

FIDELITY ABERDEEN STREET TRUST (File Nos. 033-43529 and 811-06440)

Fidelity Freedom Income Fund, Fidelity Freedom 2005 Fund, Fidelity Freedom 2010 Fund, Fidelity Freedom 2015 Fund, Fidelity Freedom 2020 Fund, Fidelity Freedom 2025 Fund, Fidelity Freedom 2030 Fund, Fidelity Freedom 2035 Fund, Fidelity Freedom 2040 Fund, Fidelity Freedom 2045 Fund, Fidelity Freedom 2050 Fund, Fidelity Freedom 2055 Fund, Fidelity Freedom 2060 Fund, Fidelity Freedom 2065 Fund, Fidelity Freedom Index Income Fund, Fidelity Freedom Index 2005 Fund, Fidelity Freedom Index 2010 Fund, Fidelity Freedom Index 2015 Fund, Fidelity Freedom Index 2020 Fund, Fidelity Freedom Index 2025 Fund, Fidelity Freedom Index 2030 Fund, Fidelity Freedom Index 2035 Fund, Fidelity Freedom Index 2040 Fund, Fidelity Freedom Index 2045 Fund, Fidelity Freedom Index 2050 Fund, Fidelity Freedom Index 2055 Fund, Fidelity Freedom Index 2060 Fund, Fidelity Freedom Index 2065 Fund, Fidelity Flex Freedom Income Fund, Fidelity Flex Freedom 2005 Fund, Fidelity Flex Freedom 2010 Fund, Fidelity Flex Freedom 2015 Fund, Fidelity Flex Freedom 2020 Fund, Fidelity Flex Freedom 2025 Fund, Fidelity Flex Freedom 2030 Fund, Fidelity Flex Freedom 2035 Fund, Fidelity Flex Freedom 2040 Fund, Fidelity Flex Freedom 2045 Fund, Fidelity Flex Freedom 2050 Fund, Fidelity Flex Freedom 2055 Fund, Fidelity Flex Freedom 2060 Fund, Fidelity Flex Freedom 2065 Fund, Fidelity Advisor Freedom Income Fund, Fidelity Advisor Freedom 2005 Fund, Fidelity Advisor Freedom 2010 Fund, Fidelity Advisor Freedom 2015 Fund, Fidelity Advisor Freedom 2020 Fund, Fidelity Advisor Freedom 2025 Fund, Fidelity Advisor Freedom 2030 Fund, Fidelity Advisor Freedom 2035 Fund, Fidelity Advisor Freedom 2040 Fund, Fidelity Advisor Freedom 2045 Fund, Fidelity Advisor Freedom 2050 Fund, Fidelity Advisor Freedom 2055 Fund, Fidelity Advisor Freedom 2060 Fund, Fidelity Advisor Freedom 2065 Fund, Fidelity Freedom Blend Income Fund, Fidelity Freedom Blend 2005 Fund, Fidelity Freedom Blend 2010 Fund, Fidelity Freedom Blend 2015 Fund, Fidelity Freedom Blend 2020 Fund, Fidelity Freedom Blend 2025 Fund, Fidelity Freedom Blend 2030 Fund, Fidelity Freedom Blend 2035 Fund, Fidelity Freedom Blend 2040 Fund, Fidelity Freedom Blend 2045 Fund, Fidelity Freedom Blend 2050 Fund, Fidelity Freedom Blend 2055 Fund, Fidelity Freedom Blend 2060 Fund, Fidelity Freedom Blend 2065 Fund

POST-EFFECTIVE AMENDMENT NO. 121

1.

Fidelity Freedom 2065 Fund, Fidelity Freedom Index 2065 Fund, Fidelity Flex Freedom 2065 Fund, Fidelity Advisor Freedom 2065 Fund, Fidelity Freedom Blend 2065 Fund

C:

The Staff requests we provide new legality opinions for all amendments adding new series.

R:

We will file the legality of shares opinions for the new series with the next amendment.

2.

All funds

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we submit completed fee tables and hypothetical expense tables when the information becomes available.

R:

The requested information will be sent to you when it becomes available.

3.

All funds

“Fund Summary” (prospectus)

“Fee Table”

From Fidelity Freedom Income Fund:

“The fund will not incur transaction costs, such as commissions, when it buys and sells shares of underlying Fidelity® funds (or "turns over" its portfolio), but it could incur transaction costs if it were to buy and sell other types of securities directly. If the fund were to buy and sell other types of securities directly, a higher portfolio turnover rate could indicate higher transaction costs and could result in higher taxes when fund shares are held in a taxable account. Such costs, if incurred, would not be reflected in annual operating expenses or in the example and would affect the fund's performance. During the most recent fiscal year, the fund's portfolio turnover rate was [___]% of the average value of its portfolio.”

C:

The Staff requests we disclose that the underlying funds will incur transaction costs.

R:

We believe the disclosure included in the prospectus is consistent with Item 3 of Form N‐1A, which requires that we disclose the relationship between a fund’s transaction costs and a fund’s portfolio turnover rate. The transaction costs of the underlying funds the funds may invest in have no bearing on a fund’s portfolio turnover rate. Accordingly, we have not revised our portfolio turnover disclosure.

4.

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

From Fidelity Freedom Income Fund:

“Investing primarily in a combination of Fidelity® domestic equity funds, international equity funds, bond funds, and short-term funds (underlying Fidelity® funds).”

C:

The Staff requests we describe the market cap policy of the underlying equity funds and the credit quality and maturity policies of the underlying bond funds.

R:

Each fund’s principal investment strategy is to invest in underlying funds according to a disclosed asset allocation strategy. Because the funds do not have a principal investment strategy to invest in any particular underlying fund with a specific market capitalization range or in securities of a specific average credit quality or maturity dates, we respectfully decline to include this disclosure in the principal investment strategies section. Note, however, that the Statement of Additional Information includes a brief description of the principal investment policies of each underlying fund, including whether an underlying fund has a specific market capitalization strategy.

5.

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff questions whether each fund will invest in emerging markets securities and, if so, asks that we include appropriate strategy and risk disclosure.

R:

Each fund’s principal investment strategy is to invest in underlying funds according to a disclosed asset allocation strategy. Each fund’s principal investment risks disclosure corresponds to each fund’s exposure to specific underlying funds as of a certain date. Because the funds do not have a principal investment strategy to invest directly in emerging markets securities, but rather invest in underlying funds that may have exposure to such securities, we respectfully decline to include this disclosure in the principal investment strategies section and will continue to reflect the appropriate risk disclosure according to each fund’s exposure to such instruments through underlying funds. We note that emerging markets risk is disclosed under “Foreign Exposure” in the Fund Summary and Fund Basics sections of the prospectus.

6.

All funds

“Fund Summary” (prospectus)

“Principal Investment Risks”

“[Subsidiary Risk.  Investment in an unregistered subsidiary is not subject to the investor protections of the Investment Company Act of 1940 (1940 Act) and is subject to the risks associated with investing in derivatives and commodity-linked investing in general. Changes in tax and other laws could negatively affect investments in the subsidiary.]”

C:

The Staff would like us to disclose in the “Principal Investment Strategies” section that the funds invest in a subsidiary organized under the laws of the Cayman Islands.

R:

The funds do not have a principal investment strategy of investing in subsidiaries organized under the laws of the Cayman Islands. Each fund’s principal investment strategy is to invest in underlying funds according to a disclosed asset allocation strategy. We have included “Subsidiary Risk” to the extent that an underlying fund invests in Cayman subsidiaries, which would expose the funds to subsidiary risk. However, based on the funds’ most recent allocation to underlying funds, each fund’s exposure to underlying funds that may invest in the Cayman subsidiary does not rise to the level of a principal investment strategy. Accordingly, we have deleted this disclosure from the “Fund Summary” section of the prospectus and have not modified the disclosure in the “Principal Investment Strategies” section.

7.

All funds

“Fund Summary” (prospectus)

“Principal Investment Risks”

“[Subsidiary Risk.  Investment in an unregistered subsidiary is not subject to the investor protections of the Investment Company Act of 1940 (1940 Act) and is subject to the risks associated with investing in derivatives and commodity-linked investing in general. Changes in tax and other laws could negatively affect investments in the subsidiary.]”

Comment 1:

Disclose that the fund complies with the provisions of the Investment Company Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the Controlled Foreign Corporation (“CFC”).

Comment 2:

Disclose that each investment adviser to the CFC complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as an investment adviser to the fund under Section 2(a)(20) of the Investment Company Act. The investment advisory agreement between the CFC and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the fund and the CFC, then, for purposes of complying with Section 15(c), the reviews of the fund’s and the CFC’s investment advisory agreements may be combined.

Comment 3:

Disclose that each CFC complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the CFC.

Comment 4:

Disclose: (1) whether the fund has received a private letter ruling from the Internal Revenue Service stating that undistributed income derived from the CFC is qualifying income, and (2) if the fund has not received a private letter ruling, its basis for determining that such undistributed income is qualifying income, such as an opinion of counsel.

Comment 5:

Disclose any of the CFC’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the fund. The principal investment strategies and principal risk disclosures of a fund that invests in a CFC should reflect aggregate operations of the fund and the CFC.

Comment 6:

Confirm in correspondence that the financial statements of the CFC will be consolidated with those of the fund.

Comment 7:

Confirm in correspondence that: (1) the CFC’s management fee (including any performance fee) will be included in “Management Fees” and the CFC’s expenses will be included in “Other Expenses” in the fund’s prospectus fee table; (2) the CFC and its board of directors will agree to designate an agent for service of process in the United States; and (3) the CFC and its board of directors will agree to inspection by the staff of the CFC’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

R:

The funds do not have a principal investment strategy of investing in underlying funds that, in turn, invest in subsidiaries organized under the laws of the Cayman Islands. Accordingly, we have deleted this disclosure from the “Fund Summary” section of the prospectus.

8.

All funds

“Fund Summary” (prospectus)

“Principal Investment Risks”

“[Subsidiary Risk.  Investment in an unregistered subsidiary is not subject to the investor protections of the Investment Company Act of 1940 (1940 Act) and is subject to the risks associated with investing in derivatives and commodity-linked investing in general. Changes in tax and other laws could negatively affect investments in the subsidiary.]”

C:

The Staff requests that we add a separate risk for derivatives.

R:

Each fund believes that the risks associated with investing in derivatives are described in “Issuer‐ Specific Changes” and “Leverage Risk” in the Fund Summary section of the prospectus and, therefore, the addition of a separate risk factor for this type of investment would be duplicative.

9.

All funds

“Fund Summary” (prospectus)

“Principal Investment Risks

C:

The Staff request we disclose each fund’s junk bond strategy in the strategy section. Also, The Staff requests a separate risk for junk bonds, if junk bonds will be a significant part of the portfolio.

R:

Each fund’s principal investment strategy is to invest in underlying funds according to a disclosed asset allocation strategy. Because the funds do not have a principal investment strategy of investing in junk bonds, we respectfully decline to include this disclosure in the principal investment strategies section. We also note that the risks associated with investing in junk bonds are described in “Issuer−Specific Changes” and, therefore, believe that the addition of a separate risk factor for this type of investment would be duplicative.

10.

All funds

“Fund Summary” (prospectus)

“Principal Investment Risks”

“[Geographic Concentration in Canada.  Because an underlying fund concentrates its investments in Canada, the underlying fund's performance is expected to be closely tied to social, political, and economic conditions within Canada and to be more volatile than the performance of more geographically diversified funds. In addition, because the underlying fund may invest a significant percentage of assets in certain industries, the underlying fund's performance could be affected to the extent that the particular industry or industries in which the fund invests are sensitive to adverse social, political, economic, currency, or regulatory developments.]”

“["Growth" Investing.  "Growth" stocks can perform differently from the market as a whole and other types of stocks and can be more volatile than other types of stocks.]

["Value" Investing.  "Value" stocks can perform differently from the market as a whole and other types of stocks and can continue to be undervalued by the market for long periods of time.]

[Small Cap Investing.  The value of securities of smaller, less well-known issuers can perform differently from the market as a whole and other types of stocks and can be more volatile than that of larger issuers.]

[Mid Cap Investing.  The value of securities of medium size, less well-known issuers can perform differently from the market as a whole and other types of stocks and can be more volatile than that of larger issuers.]

[Securities Lending Risk.  Securities lending involves the risk that the borrower may fail to return the securities loaned in a timely manner or at all. If the borrower defaults on its obligation to return the securities loaned because of insolvency or other reasons, an underlying fund could experience delays and costs in recovering the securities loaned or in gaining access to the collateral.]”

C:

The Staff requests we add corresponding strategies for Canadian investing, growth investing, value investing, small cap investing, mid cap investing, and securities lending in the “Principal Investment Strategies” section.

R:

Each fund’s principal investment strategy is to invest in underlying funds according to a disclosed asset allocation strategy. Each fund’s principal investment risks disclosure corresponds to each fund’s exposure to specific underlying funds as of a certain date. Because the funds do not have a principal investment strategy to invest directly in investments that expose the funds to Canadian risk, small cap investing risk, mid cap investing risk, growth or value stocks, or securities lending risk, but rather invest in underlying funds that may have exposure to such securities, instruments or strategies, we respectfully decline to include this disclosure in the principal investment strategies section and will continue to reflect the appropriate risk disclosure according to each fund’s exposure to such instruments through underlying funds.

11.

All funds

“Investment Policies and Limitations” (SAI)

“Concentration”

“In accordance with its investment program as set forth in the prospectus, each fund may invest more than 25% of its assets in any one underlying Fidelity® fund. Although each fund does not intend to concentrate its investments in a particular industry, a fund may indirectly concentrate in a particular industry or group of industries through its investments in one or more underlying Fidelity® funds.”

C:

The Staff requests we add disclosure to the concentration policy to clarify if each fund will consider the concentration of its underlying investment companies when determining each fund’s compliance with its concentration policy.

R:

We are not aware of any requirement to disclose this practice under Form N‐1A, but acknowledge that to the extent an underlying fund has adopted a policy to concentrate in a particular industry, each fund will take such policy into account in connection with any investment in such underlying fund.